As filed with the Securities and Exchange Commission on October 4, 2004
Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Corixa Corporation

(Exact name of registrant as specified in its charter)

Delaware	91-1654387
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1900 9th Avenue, Suite 1100, Seattle, WA 98101

(206) 366-3700
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Steven Gillis, Ph.D.

Chief Executive Officer
Corixa Corporation
1900 9th Avenue, Suite 1100
Seattle, WA 98101
(206) 366-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Graham

Alan C. Smith
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900, Seattle, Washington 98104
(206) 839-4300

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering Price	Aggregate Offering	Amount of
Securities to Be Registered	Registered	per Unit(1)	Price(1)	Registration Fee

Common Stock, par value $0.001 per share	3,482,433 shares	$4.05	$14,103,854	$1,788

(1)	Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales price of our Common Stock on The Nasdaq National Market on September 27, 2004.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2004

PROSPECTUS

3,482,433 Shares

Common Stock

        The selling stockholder identified on page 16 may use this prospectus to offer and resell from time to time up to 3,482,433 shares of our common stock for its own account. The selling stockholder acquired the shares being offered for resale under this prospectus on October 3, 2004 in connection with our repayment of a loan agreement entered into between our wholly-owned subsidiary, Coulter Pharmaceutical, Inc., and SmithKline Beecham Corporation, a wholly-owned subsidiary of GlaxoSmithKline plc. The loan agreement, as amended, permitted us to repay the amount borrowed along with interest, either in cash or shares of our common stock, at our discretion. We will not receive any proceeds from the sale of the shares resold under this prospectus by the selling stockholder.

      Our common stock is quoted on The Nasdaq National Market under the symbol “CRXA.” On October 1, 2004, the closing sale price of our common stock as quoted on The Nasdaq National Market was $4.29 per share.

      The selling stockholder may sell the shares in transactions on The Nasdaq National Market or by any other method permitted by applicable law. The selling stockholder may sell the shares at prevailing market prices or at prices negotiated with purchasers and will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales. We will pay certain of the other offering expenses of the selling stockholder. See “Plan of Distribution” beginning on page 17.

       Investing in the common stock involves risks. For a discussion of these risks, please refer to the “Risk Factors” section of this prospectus, beginning on page 1.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

      You should rely only on the information provided in or incorporated by reference into this prospectus or a prospectus supplement or amendment. Neither we nor the selling stockholder has authorized anyone to provide you additional or different information. You should assume that the information contained in this prospectus or a prospectus supplement or amendment or any document incorporated by reference herein or therein is accurate only as of the date of the applicable document, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      The selling stockholder is offering to sell, and is seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus and the documents incorporated by reference herein contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;

•	statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•	statements regarding expected payments under collaboration agreements;

•	statements about our expectations for regulatory approval of any of our product candidates;

•	statements about our product development schedule;

•	statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available equity line facilities and bank borrowings to meet these requirements;

•	statements about our future operational and manufacturing capabilities;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

      Words such as “believes,” “anticipates” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described below under “Risk Factors.” You should carefully consider the risk factors described below in evaluating our forward-looking statements. Other factors besides those described in this prospectus could also affect actual results.

      You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC, after the date of this prospectus.

ii

RISK FACTORS

      This offering involves a high degree of risk. Before you invest in our common stock, you should be aware of various risks and uncertainties, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase any of our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. This could cause the market price of our common stock to decline, and you could lose all or part of your investment. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

We expect to incur future operating losses and may never achieve profitability.

      We have experienced significant operating losses in each year since our inception on September 8, 1994. As of June 30, 2004, our accumulated deficit was approximately $1.2 billion, of which $679.4 million is attributable to the write-off of in-process research and development costs associated with our acquisitions, $221.2 million is attributable to goodwill-related charges and $18.5 million is attributable to lease-related impairment charges. We may incur substantial additional operating losses over at least the next several years. Operating losses have been and may continue to be principally the result of the various costs associated with our acquisition activities, including the expenses associated with the write-off of in-process research and development, research and development programs, preclinical studies and clinical activities. We may never achieve profitability, and our ability to achieve a consistent, profitable level of operations depends in large part on our ability to successfully:

•	commercialize BEXXAR therapeutic regimen;

•	enter into corporate partnerships for product discovery, research, development and commercialization;

•	obtain regulatory approvals for our product candidates; and

•	manufacture and market our products once they are approved for sale.

      Even if we are successful in the above activities, our operations may not be profitable.

We will need additional capital, and our ability to implement our existing financing plans and secure additional funding is uncertain.

      We may be unable to raise on acceptable terms, if at all, any additional capital resources necessary to conduct our operations. If we are unable to raise any additional capital as will be required, we will be forced to limit some or all of our research and development programs and related operations or curtail commercialization of our product candidates. Our future capital requirements will depend on many factors, including:

•	commercialization of BEXXAR therapeutic regimen, including sales and marketing;

•	continued scientific progress in our discovery, research and product development programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and product development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs of building and maintaining a marketing and sales force;

•	the costs of marketing a product;

•	the time and costs involved in expanding and maintaining our manufacturing facilities;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, and the cost of any judgment that may be enforced against us for legal fees or other costs of other parties to such claims;

•	the potential need to develop, acquire or license new technologies and products; and

•	other factors beyond our control.

      We believe that our existing capital resources, together with committed payments under existing corporate partnerships, bank credit arrangements and interest and investment income, will be sufficient to fund our current and planned operations over at least the next 12 months. However, we intend to seek additional funding through corporate partnerships, and also may seek additional funding through:

•	public or private equity financings;

•	public or private debt financings; and

•	capital lease transactions.

      Additional financing may be unavailable on acceptable terms, if at all. If we are unable to raise any additional capital as may be required, we may be forced to limit some or all of our research and development programs and related operations or curtail commercialization of our products and product candidates.

Acceptance of BEXXAR therapeutic regimen in the marketplace is uncertain and failure to achieve market acceptance will limit our potential co-promotion revenue from sales of BEXXAR therapeutic regimen.

      BEXXAR therapeutic regimen requires medical personnel to handle radioactive materials and requires patient-specific dosing calculations. In addition, BEXXAR therapeutic regimen requires coordination between the prescribing physician, the treatment center and the radiopharmacy. Doctors may prefer to continue to treat non-Hodgkin’s lymphoma, or NHL, patients with conventional therapies, in this case chemotherapy and non-radiolabeled biologics. Oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as BEXXAR therapeutic regimen and will need to engage a nuclear medicine physician or receive specialty training to administer BEXXAR therapeutic regimen. Nuclear Regulatory Commission regulations permit BEXXAR therapeutic regimen to be administered on an outpatient basis in most cases that we currently contemplate. Market acceptance could, however, be adversely affected to the extent hospitals are required under applicable state, local or individual hospital regulations to administer BEXXAR therapeutic regimen on an in-patient basis. Market acceptance may also be adversely affected if prescribing physicians, treatment centers and radiopharmacies are not able to effectively coordinate the delivery of BEXXAR therapeutic regimen. In addition, continued expansion in the use of Rituxan® (Rituximab) for maintenance therapy of NHL could affect the ability of BEXXAR therapeutic regimen to gain market share.

If reimbursement is inadequate or unavailable for BEXXAR therapeutic regimen, demand for, or prices of, BEXXAR therapeutic regimen may be limited and our revenues may be substantially reduced.

      The affordability to patients and customers of BEXXAR therapeutic regimen depends substantially on whether government health administration authorities, private health insurers, health maintenance organizations, pharmacy benefit management companies and other healthcare funders will reimburse most of the cost of the product to our customers. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products like BEXXAR therapeutic regimen because third-party payors have very little experience upon which to model pricing and reimbursement decisions. Although we have received notification from several major third-party payors that they plan to reimburse our customers for BEXXAR therapeutic regimen, including the Center for Medicare and Medicaid Services, which has published reimbursement codes specific to BEXXAR therapeutic regimen, in most cases we still do not know the degree to which such third-party payors will reimburse the cost of BEXXAR therapeutic regimen.

      In addition, federal and state governments in the United States, as well as foreign governments, continue to propose and pass new legislation designed to contain or reduce the costs of healthcare. Government cost-

control initiatives could decrease the reimbursement for BEXXAR therapeutic regimen. For example, the U.S. Medicare program recently announced that it is considering whether to cut reimbursement for certain off-label uses for BEXXAR therapeutic regimen. Inadequate reimbursement levels would reduce the demand for BEXXAR therapeutic regimen or could force us to reduce the price of BEXXAR therapeutic regimen to customers, or a combination of both. Reduced demand for BEXXAR therapeutic regimen, or reduced price, would limit our co-promotion revenues from BEXXAR therapeutic regimen.

We may be unable to manufacture commercial quantities of BEXXAR therapeutic regimen for sale.

      BEXXAR therapeutic regimen contains a radiolabeled antibody, which is an antibody linked to an isotope. We have no existing internal capacity or experience with respect to manufacturing radiolabeled antibodies for large-scale clinical trials or commercial purposes. We have entered into agreements with MDS Nordion, Inc., or Nordion, for radiolabeling the Tositumomab component of BEXXAR therapeutic regimen at Nordion’s centralized radiolabeling facility and for supplying the (131) I radioisotope, which Nordion gets from a single-source supplier. Under our agreements with Amersham Health, a subsidiary of Amersham plc. and the Australian Nuclear Science and Technology Organization, or ANSTO, Amersham Health and ANSTO are responsible for radiolabeling the European and Australasian supplies of the Tositumomab component of BEXXAR therapeutic regimen. Nordion, Amersham Health and ANSTO may not be able to produce sufficient radiolabeled antibodies to meet our or their clinical requirements and, if BEXXAR therapeutic regimen is a commercial success in the United States, or is approved and is a commercial success in other countries, our commercial requirements in the United States or in such other countries may exceed the capacity of our current contract manufacturers. In addition, radiolabeled antibody cannot be stockpiled against future shortages due to the 8-day half-life of the (131) I radioisotope. Accordingly, any interruption in supply from Nordion, Amersham Health, ANSTO or another supplier could harm sales of BEXXAR therapeutic regimen in the United States and in other countries if and when it is approved for sale in such other countries. Nordion’s BEXXAR therapeutic regimen radiolabeling facility will be shutdown for approximately two weeks each year during November and/or December for routine preventative maintenance. This annual shutdown will be scheduled but we anticipate that it may have a negative impact on sales of BEXXAR therapeutic regimen during the period encompassing the shutdown.

      We have also entered into an agreement with Boehringer Ingelheim Pharma GMBH & Co. KG, or BI Pharma KG, to produce bulk Tositumomab and fill the individual product vials with Tositumomab. We have contracted with BI Pharma KG and a third-party supplier for labeling and packaging services. These manufacturers have limited experience producing, labeling and packaging Tositumomab, and they may be unable to produce our requirements in commercial quantities or with acceptable quality.

      We are aware of only a limited number of manufacturers capable of producing Tositumomab in commercial quantities or radiolabeling the antibody with the (131) I radioisotope on a commercial scale. To establish and qualify a new facility to centrally radiolabel antibodies could take three years or longer. Accordingly, if Nordion is unable to consistently produce sufficient radiolabeled antibodies to meet our commercial requirements, our ability to market BEXXAR therapeutic regimen in the United States could be harmed.

If we are unable to establish or maintain distribution capabilities for BEXXAR therapeutic regimen, we may not successfully commercialize the product.

      The unique properties of BEXXAR therapeutic regimen require tightly controlled distribution of the product. We may be unable to maintain or establish relationships with third parties or build in-house distribution capabilities to meet requirements for product supply. If we are unable to establish or maintain these capabilities, we may not be able to successfully commercialize the product. Due to its radioactive component, BEXXAR therapeutic regimen is shipped in shielded containers and must arrive at its destination within 24-48 hours after production. BEXXAR therapeutic regimen must also be temperature controlled during shipment. We rely on many third-party suppliers to process orders and to package, store and ship BEXXAR therapeutic regimen. We are working with suppliers to minimize risk and loss of inventory and to provide efficient service to customers. These third-party suppliers may be unable to handle BEXXAR therapeutic regimen in a manner that will minimize loss of or damage to inventory.

Because we have limited sale and distribution capabilities, we may be unable to successfully commercialize BEXXAR therapeutic regimen or our other product candidates.

      Following the approval of BEXXAR therapeutic regimen in June of 2003, we have built our direct sales force for BEXXAR therapeutic regimen. Our ability to market and sell BEXXAR therapeutic regimen will be contingent on the performance of our sales force, as well as performance by GlaxoSmithKline plc, or GSK, under our BEXXAR therapeutic regimen collaboration agreement. Developing and maintaining an effective sales force will require a significant amount of our financial resources and time. We may be unable to manage an effective sales force in a timely or cost-effective manner, if at all, and our sales force may not be capable of generating sales of BEXXAR therapeutic regimen or other product candidates.

      We intend to rely on our corporate partners to market our products outside the United States and, in the case of infectious disease products, worldwide. Our corporate partners may not have effective sales forces and distribution systems. If we are unable to maintain or establish relationships and are required to market any of our products directly, we will need to build a sales and marketing force with technical expertise and with supporting distribution capabilities. We may be unable to maintain or establish relationships with third parties or build in-house sales and distribution capabilities.

Many of our product candidates are at an early stage of product development and we may not be able to successfully commercialize our product candidates.

      We are at an early stage in the development of the majority of our product candidates. The development of safe and effective therapies for treating people with cancer and infectious diseases is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

      On June 30, 2003, we and GSK announced that the FDA had approved BEXXAR therapeutic regimen for the treatment of patients with CD20 positive, follicular, NHL, with and without transformation whose disease is refractory to Rituximab and has relapsed following chemotherapy. We also have an immunotherapeutic product that has been approved on a named-patient basis in Germany, Spain, Italy and the United Kingdom. The immunotherapeutic product incorporates MPL® adjuvant, our proprietary adjuvant, which is added to a vaccine product to heighten the immune response to the product’s allergens. In addition, we have received approval in Argentina to sell RC-529 adjuvant as part of a prophylactic vaccine for the prevention of Hepatitis B infection. RC-529 adjuvant is added to the product to heighten the immune response to the product’s antigens.

      We may not be successful in obtaining regulatory approval for any of our other product candidates. In addition, we may not successfully commercialize BEXXAR therapeutic regimen or any product candidates for which approval is obtained.

Our product candidates are subject to a government regulatory approval process that is uncertain, time-consuming and expensive and may not result in any approved products.

      Any products that we develop are subject to regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country.

      The approval process, which includes extensive preclinical studies and clinical trials of each product candidate in order to study its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Clinical trials of our product candidates may not demonstrate safety and efficacy to the extent necessary to obtain regulatory approvals for the indications being studied, if at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of any of our product candidates could delay or prevent regulatory approval of the product candidate.

      Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, we may encounter delays, or the FDA may reject our product candidates, based on changes in regulatory policy during the period of product development, extension of the period of review of any application for regulatory approval or other factors beyond our control. Delays in obtaining regulatory approvals could:

•	adversely affect the marketing of any products we develop;

•	impose significant additional costs on us;

•	diminish any competitive advantages that we may attain; and

•	adversely affect our ability to receive royalties and generate revenues and profits.

      For example, we filed our biologics license application, or BLA, for BEXXAR therapeutic regimen in June 1999 and did not receive regulatory approval for BEXXAR therapeutic regimen until June 27, 2003. We may not be successful in obtaining regulatory approval for any of our other product candidates, or in commercializing any product candidates for which approval has been or is in the future obtained.

      Regulatory approval, if granted, may entail limitations on the indicated uses for which the approved product may be marketed. These limitations could reduce the size of the potential market for the product. For example, BEXXAR therapeutic regimen has only been approved for treatment of patients with CD20 positive, follicular, NHL, with and without transformation whose disease is refractory to Rituximab and has relapsed following chemotherapy. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Further, manufacturers of approved products are subject to ongoing regulation, including compliance with FDA regulations governing current good manufacturing practice, or cGMP. Failure to comply with manufacturing regulations, or other FDA regulations, can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

Delays in patient enrollment in clinical trials may occur, which may result in increased costs, program delays or both.

      The timing and completion of current and planned clinical trials of our product candidates depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

•	the size of the patient population;

•	the proximity of patients to the clinical sites;

•	the number of clinical sites;

•	the eligibility criteria for the study;

•	the existence of competing clinical trials; and

•	the existence of alternative available products.

We have limited experience in manufacturing and may encounter problems or delays that could result in lost revenue.

      Our current manufacturing facilities may not be sufficient to support our needs for clinical quantities of our product candidates or commercial quantities of our current products. We have limited experience producing commercial quantities of any product or in producing clinical-grade amounts of our proprietary immunotherapeutic products, including recombinant proteins or antibodies. We currently manufacture only limited quantities of some antigens and several adjuvants. Moreover, our manufacturing facilities must continually adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If our facilities cannot pass a pre-approval plant inspection, the FDA approval of our product candidates that we manufacture in-house may be delayed or denied. In connection with our letter agreement with GSK regarding the supply of MPL that we announced on July 26, 2004, or the MPL Supply Agreement, we have determined to dedicate our Hamilton, Montana manufacturing facility to the manufacturing of MPL. This will require us to out-source all other cGMP manufacturing to third party contract manufacturing organizations.

      If we are unable to manufacture, or have manufactured, our product candidates in accordance with cGMP regulations, the consequent lack of supply of the product candidates could delay our clinical programs, limit our sales of commercial products or result in the breach or termination of our agreements to supply products or product candidates to third parties. We intend to rely on third-party contract manufacturers to produce larger quantities of recombinant protein or other cell culture-based biologicals for clinical trials and product commercialization. Either we or our contract manufacturers may be unable to manufacture our proprietary antigen vaccines or other immunotherapeutic products at a cost or in quantities necessary to make them commercially viable. Third-party manufacturers also may be unable to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays or difficulties in our relationships with these manufacturers, our preclinical and clinical testing would be delayed, thereby delaying submission of products for regulatory approval, or the market introduction and commercial sale of the products. Moreover, contract manufacturers that we may use must continually adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If the facilities of those manufacturers cannot pass a pre-approval plant inspection, the FDA approval of our product candidates may be delayed or denied.

Any claims relating to our improper handling, storage or disposal of hazardous materials could be time-consuming and costly.

      The manufacture and administration of BEXXAR therapeutic regimen requires the handling, use and disposal of (131) I radioisotope, a radioactive isotope of iodine. These activities must comply with various state and federal regulations. Violations of these regulations could significantly delay completion of clinical trials and commercialization of BEXXAR therapeutic regimen. For our ongoing clinical trials and for commercial-scale production, we currently rely on Nordion to radiolabel the Tositumomab with (131) I radioisotope at a single location in Canada. Violations of safety regulations could occur with Nordion and there is a risk of accidental contamination or injury. In the event of any regulatory noncompliance or accident, the supply of radiolabeled Tositumomab for use in clinical trials or commercial sales could be interrupted.

      Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

      If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur:

•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer;

•	lawsuits, including class action suits, may be brought against us; and

•	breach or termination of our agreements to supply product candidates to third parties may result.

      Any of the above occurrences could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing these products.

Because we have limited sources of revenue, our results of operations are uncertain and may fluctuate significantly, which could cause the market price of our common stock to decrease.

      To date, almost all of our revenue has resulted from payments made under agreements with our corporate partners, and we expect that most of our revenue will continue to result from corporate partnerships until the successful commercialization of BEXXAR therapeutic regimen or the approval and commercialization of other products. Payments under corporate partnerships and licensing arrangements are subject to significant fluctuations in both timing and amount. We may not receive anticipated revenue under existing corporate partnerships, and we may be unable to enter into any additional corporate partnerships.

      Since our inception, we have generated only minimal revenue from diagnostic product sales and prophylactic product sales. We cannot predict when, if ever, our research and development programs will result in any additional commercially available immunotherapeutic products. We do not know when, if ever, we will receive any significant revenue from commercial sales of our approved products or any other of our product candidates that may be approved for sale in the future.

      As a result of our limited sources of revenue, our operating results have varied significantly from quarter to quarter and year to year in the past and we expect them to continue to fluctuate. Because of these fluctuations, we believe that period-to-period comparisons of our operating results are not meaningful. In addition, our operating results for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in our stock price.

Our financings and other transactions may result in dilution and a decline in the price of our common stock.

      In August 2002, as part of a private placement of approximately 7.3 million shares of our common stock, we also issued warrants to purchase approximately 1.2 million shares of our common stock at an exercise price of $6.13 per share to selected institutional and other accredited investors. In addition, in June 2003, as part of a private placement of approximately 3.7 million shares of our common stock, we issued warrants to purchase approximately 670,000 shares of our common stock at an exercise price of $8.044 per share to institutional investors. If these warrants are exercised, the issuance of shares of common stock will have a dilutive effect on the ownership percentage of our existing stockholders.

      We have outstanding $100 million aggregate principal amount of convertible notes due in 2008. The holders of these notes have the option of converting the principal and unpaid interest on the notes, at any time prior to the maturity date, into common stock at a fixed conversion rate of $9.175 per share. If the notes were converted in full, 10,899,180 shares of our common stock would be issued to the noteholders; this issuance would have a dilutive effect on the ownership percentage of our existing stockholders.

      In addition to any dilution resulting from issuances upon exercise of warrants or conversion of convertible notes, we are also obligated, or in some cases have the option, to issue additional shares of our common stock under collaboration and other strategic agreements.

      Under our collaborative agreement for BEXXAR therapeutic regimen with GSK, GSK provided us with a $15 million credit line that was fully drawn by Coulter in December 2000 and which we are electing to repay, plus accrued interest, in the shares of our common stock that are covered by this prospectus. Under a different collaborative agreement with GSK, we have an outstanding loan from GSK in principal amount of $5 million. In connection with the MPL Supply Agreement with GSK that we announced on July 26, 2004, GSK agreed that we may elect to repay this loan in either cash or shares of our common stock. Should we elect to repay the loan using our common stock, the price of the stock will be calculated as the average per share closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal for the 30 day trading period immediately preceding but not including the effective date of the MPL Supply Agreement. Under the MPL Supply Agreement with GSK, we and GSK will agree on a date by which Corixa will make certain modifications to our MPL manufacturing facility. If we have not completed the modifications by 120 days after the agreed date, the loan must be repaid in cash not more than 15 days later.

      Under an assignment agreement between Coulter, Beckman Coulter, Inc., InterWest Partners V, L.P. and InterWest Investors V, relating to portions of the technology underlying BEXXAR therapeutic regimen, Beckman Coulter, Inc. is entitled to receive the first $4.5 million of royalties upon commercial sale of BEXXAR therapeutic regimen, if any, that would otherwise have been due to Dana-Farber Cancer Institute, or DFCI, under the licenses that were sublicensed to Coulter; thereafter, any such royalties shall be payable to DFCI. Beckman Coulter, Inc. has the option, in lieu of receiving cash for such royalties, to receive shares of our common stock valued at the then current fair market value of our common stock.

      We are also required to pay dividends on our outstanding preferred stock. The dividend can be paid in cash or common stock, at our option. The maximum amount of cash that would be paid in a year would be $2.5 million and the maximum number of shares of common stock that would be issued is 146,828.

      The issuance of additional stock under these agreements, as dividends on our preferred stock or pursuant to other transactions, will have a dilutive effect on the ownership percentage of our existing stockholders. From time to time, we expect to enter into new partnerships, acquisitions and other strategic transactions in which we may agree to issue additional shares of common stock.

We have a significant amount of debt, which could adversely affect our financial condition.

      We have outstanding $100 million aggregate principal amount of convertible notes bearing interest at 4.25% and due in 2008 and as of December 31, 2003, we had outstanding bank loans to BNP Paribas and GE Capital totaling $13.8 million, which, along with our March 4, 2004 loan of $14.6 million from NDC, collectively, constitutes a significant amount of debt and debt service obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on such debt, including from cash and cash equivalents on hand, we will be in default under the terms of the loan agreements, or indentures, which could, in turn, cause defaults under our other existing and future debt obligations. This debt also could have a negative effect on our earnings per share, depending on the rate of interest we earn on cash balances.

      Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

•	making us more vulnerable to a downturn in our business or the economy generally; or

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of contributing those funds to other purposes such as working capital and capital expenditures.

If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships in the future, our revenue growth and product development may be limited.

      The success of our business strategy depends in part on our ability to enter into multiple corporate partnerships and to manage effectively the numerous relationships that may result from this strategy. We recognized 88% of our revenue from research and development and other funding under our existing corporate partnerships for the three months ended June 30, 2004. For the years ended December 31, 2003, 2002 and 2001, approximately 95% of our revenue resulted from collaboration agreements. If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships, we may be prevented from commercializing our products or product candidates or effectively partnering our products or product candidates.

      Our licenses, in combination with our proprietary discoveries, enable us to enter into partnerships to progress some of our product candidates. Our corporate partnerships generally provide our partners with the right to use technologies owned or licensed by us in research, development and commercialization activities. Our material corporate partnerships include the following:

•	a corporate partnership with GSK to develop and commercialize BEXXAR therapeutic regimen in the United States;

•	a license and supply agreement with GSK Canada to commercialize BEXXAR therapeutic regimen in Canada;

•	a license and supply agreement with ANSTO to develop, market and sell BEXXAR therapeutic regimen in certain countries within Australasia, including Australia, New Zealand, Singapore, India, Indonesia and China;

•	a corporate partnership with Amersham Health to develop and commercialize BEXXAR therapeutic regimen in Europe;

•	several license and supply agreements with GSK, which grant GSK licenses to MPL and several other adjuvants for use in vaccines for infectious diseases, cancers and allergies that GSK is developing, and which provide for GSK purchasing minimum quantities of MPL through 2012;

•	a corporate partnership with Kirin for potential WT-1 cancer vaccine products for the treatment of multiple forms of cancer, including leukemia, myelodysplasia and melanoma;

•	a corporate partnership with Zambon for the research, development and commercialization of vaccine products aimed at preventing and treating lung cancer; and

•	corporate partnerships with GSK that provides for vaccine development of breast and prostate cancer vaccines, vaccine discovery and development for tuberculosis, and vaccine discovery programs for two chronic infectious pathogens, Chlamydia trachomatis and Chlamydia pneumonia.

      Management of our relationships with our corporate partners requires:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific and other personnel.

      Our corporate partners may terminate our current partnerships. Our agreements with GSK for commercialization of BEXXAR therapeutic regimen in the United States, Amersham Health for marketing

BEXXAR therapeutic regimen in Europe and GSK Canada for marketing BEXXAR therapeutic regimen in Canada contain milestone-based termination provisions pursuant to which our partners may terminate the agreement if we fail to meet specified development or regulatory milestones. In addition, all of these license agreements, and most of our other license agreements, may be terminated by our partners for our material breach or insolvency, or after a specified termination date. Some of our corporate partners have options to license aspects of our technology. Any of these corporate partners may not exercise its option to license this technology.

      The process of establishing new corporate partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new corporate partnerships on favorable terms, if at all. If we successfully establish new corporate partnerships, such partnerships may never result in the successful development of our product candidates or the generation of significant revenue.

      Because we generally enter into research and development collaborations with corporate partners at an early stage of product development, our success largely depends on the performance of our corporate partners. We do not directly control the amount or timing of resources devoted by our corporate partners to collaborative activities. Our corporate partners may not commit sufficient resources to our research and development programs or the commercialization of our products and product candidates. If any corporate partner fails to commit sufficient resources, our preclinical or clinical development related to the corporate partnership could be delayed or terminated. Also, our current corporate partners or future corporate partners, if any, may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.

Our inability to license technology from third parties or our inability to maintain exclusive licenses may impair our ability to develop and commercialize our product candidates.

      Our success also depends on our ability to enter into and maintain licensing arrangements with commercial or academic entities to obtain technology that is advantageous or necessary to developing and commercializing our product candidates. If we cannot obtain or maintain these licenses on acceptable terms, we may be required to expend significant time and resources to develop or in-license similar technology. If we are unable to do so, we may be prevented from developing and commercializing our product candidates.

      We currently have various license agreements that provide us rights to use technologies owned or licensed by third parties in research, development and commercialization activities. Our material third-party licensing arrangements include the following:

•	a license with the DFCI for the use of the anti-B1 antibody used in BEXXAR therapeutic regimen; and

•	a license with the University of Michigan related to using anti-CD20 antibodies in radioimmunotherapy of Lymphoma.

      Many of our third-party license agreements contain milestone-based termination provisions, in which case our failure to meet any agreed milestones may allow the licensor to terminate the agreement. Further, we may be unable to negotiate additional license agreements in the future on acceptable terms, if at all. Many of our license agreements grant us exclusive licenses to the underlying technologies. If we are unable to maintain the exclusivity of our exclusive licenses, we may be unable to commercialize our product candidates or face competition from other parties that may obtain licenses to the same technologies.

If we are unable to obtain, protect and enforce our patent rights, we may be unable to effectively protect or exploit our proprietary technology, inventions and improvements.

      Our success depends in part on our ability to obtain, protect and enforce commercially valuable patents. We try to protect our proprietary positions by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to developing our business. However, if we fail to obtain and maintain patent protection for our proprietary technology, inventions and improvements, our competitors could develop and commercialize products that would otherwise infringe our patents.

      Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Accordingly, the degree of future protection for our patent rights is uncertain. The risks and uncertainties that we face with respect to our patents include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other parties may challenge patents licensed or issued to us;

•	disputes may arise regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, corporate partners and other scientific collaborators; and

•	other parties may design around our patented technologies.

      We have licensed several patent applications from Southern Research Institute, or SRI, related to our microsphere encapsulation technology. One of these patent applications is currently the subject of opposition proceedings before the European Patent Office. The European Patent Office has revoked the previously issued European patent. Although SRI has appealed this decision, it is uncertain whether SRI will prevail in this opposition proceeding. As a result, this patent may not issue in Europe.

If we are unable to gain access to patent and proprietary rights of others, we may be unable to compete effectively.

      Our success depends in part on our ability to gain access to third-party patent and proprietary rights and to operate our business without infringing on third-party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

      Our success depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements and research agreements. Nevertheless, other parties may develop similar or alternative technologies or duplicate our technologies that are not protected by patents, or otherwise obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, any breach. Any material leak of confidential data into the public domain or to third parties could harm our competitive position.

If we are unable to protect our trademarks, we may be unable to compete effectively.

      We try to protect our trademarks by applying for United States and foreign registrations for marks that are important to developing our business. However, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective trademark protection may not be available in other jurisdictions. If we are unable to protect our trademarks, we may be unable to establish brand awareness for our products, which could limit our ability to compete effectively. Of our trademarks, CORIXA and MPL are currently the subject of opposition proceedings before the Office for the Harmonization in the Internal Market, which handles initial prosecution and opposition of European trademarks. We may not ultimately prevail in these opposition proceedings. As a result, we may not receive trademark protection for CORIXA and MPL in Europe.

Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

      We may incur substantial expenses as a result of litigation, interferences, opposition proceedings and other administrative proceedings in which we are or may become involved and the proceedings may divert the efforts of our technical and management personnel. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates. As a result, an adverse determination could have a materially adverse effect on our business, financial condition and operating results.

      The enforcement, defense and prosecution of intellectual property rights, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

•	defend against third-party claims of infringement;

•	enforce our issued and licensed patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

If we do not successfully integrate potential future acquisitions, we may incur unexpected costs and disruptions to our business.

      We have completed several acquisitions of complementary technologies, product candidates and businesses. In the future, we may acquire additional complementary companies, products and product candidates or technologies. Managing these acquisitions has entailed and may in the future entail numerous operational and financial risks and strains, including:

•	exposure to unknown liabilities;

•	higher-than-expected acquisition and integration costs;

•	difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

•	disruption of our business and diversion of our management’s time and attention to integrating or completing the development or commercialization of any acquired technologies;

•	impairment of relationships with key customers of acquired businesses due to changes in management and ownership;

•	inability to retain key employees of acquired businesses; and

•	increased amortization expenses if an acquisition results in significant intangible assets or potential write-downs of goodwill and other intangible assets due to impairment of the assets.

      For example, in December 2000 we acquired Coulter, a publicly held biotechnology company specializing in, among other things, the development of therapeutic antibodies, including BEXXAR therapeutic regimen. As a result of our acquisition of Coulter, we acquired direct sales and marketing personnel in preparation for the launch of BEXXAR therapeutic regimen. In an effort to minimize expenses during the delay in the FDA review of BEXXAR therapeutic regimen, we initiated expense reductions, including a 15% reduction in total headcount in March 2001. The majority of these reductions took place in the operations that we acquired from Coulter. During the first quarter of 2002, we experienced a decrease in the value of our common stock subsequent to receiving the complete review letter from the FDA regarding the BEXXAR therapeutic regimen BLA. As a result, goodwill and other intangibles were re-evaluated and we recognized a $161.1 million goodwill impairment charge. BEXXAR therapeutic regimen may not be successful in the marketplace, in which case we may not gain substantial benefit from the Coulter acquisition. In May 2002, we sold specific preclinical assets and equipment that we acquired from Coulter to Medarex, Inc. and, in connection with the asset sale, initiated a further headcount reduction.

We depend heavily on the principal members of our management and scientific staff, the loss of any of whom could impair our ability to compete.

      The loss of the services of any of the principal members of our management and scientific staff could significantly delay or prevent the achievement of our scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may be unable to attract and retain these individuals currently or in the future on acceptable terms, if at all. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants.

      We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist the companies in developing technologies that may compete with our products.

If we are unable to compete effectively in the highly competitive biotechnology and biopharmaceutical industries, our business will fail.

      The biotechnology and biopharmaceutical industries are intensely competitive, and we may be unable to compete effectively in these industries. Many companies and institutions compete with us in developing, acquiring or in-licensing alternative therapies to treat or prevent cancer and infectious diseases, including:

•	pharmaceutical companies;

•	biotechnology companies;

•	academic institutions; and

•	research organizations.

      Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all.

      Biogen Idec’s product, Zevalin, received FDA approval for commercial sale in the United States in February 2002, approximately 16 months before BEXXAR therapeutic regimen received FDA approval. Zevalin has been approved and is being marketed for the treatment of certain types of NHL in the United States. In addition, in January 2004, the Committee for Proprietary Medicinal Products, a scientific committee that reviews drug product applications for the European Union, approved the commercial sales of Zevalin in Europe. Consequently, Biogen Idec could have a significant advantage over us in sales and marketing of products for the treatment of NHL in the United States and the European Union.

      Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research and development, manufacturing, and preclinical and clinical development, and obtain regulatory approval of and market products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring and developing technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety;

•	timing and scope of regulatory approvals;

•	availability of resources;

•	reimbursement coverage;

•	product price; and

•	patent position.

      Competitors may develop more effective or more affordable products, or may achieve earlier patent protection or product commercialization, than we do. These competitive products may achieve a greater market share or render our products obsolete.

Our stock price could be very volatile and shares of our common stock may suffer a decline in value.

      The market prices for securities of biotechnology companies have in the past been, and are likely to continue in the future to be, very volatile. As a result of the fluctuations in the price of our common stock you may be unable to sell your shares at or above the price you paid for them. The market price of our common stock may be subject to substantial volatility depending on numerous factors, many of which are beyond our control, including:

•	announcements regarding the results of discovery efforts and preclinical and clinical activities by us or our competitors;

•	progress or delay of our or our competitors’ regulatory approvals;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing corporate partnerships or licensing arrangements;

•	establishment of additional corporate partnerships or licensing arrangements by us or our competitors;

•	technological innovations or new commercial products developed by us or our competitors;

•	changes in our or our competitors’ intellectual property portfolio;

•	developments or disputes concerning our or our competitors’ proprietary rights;

•	issuance of new or changed securities analysts’ reports and their recommendations regarding us or our competitors;

•	changes in government regulations;

•	economic and other external factors;

•	additions or departures of any of our key personnel;

•	operating losses by us; and

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock.

      Since the beginning of 2002 through October 1, 2004, our common stock traded as high as $15.84 and as low as $3.26. The last reported sales price of our common stock on October 1, 2004 was $4.29. If our stock price remains at current levels, we may be unable to raise additional capital on acceptable terms. Significant declines in the price of our common stock could also impede our ability to attract and retain qualified employees and reduce the liquidity of our common stock.

Product liability claims may damage our reputation and if insurance proves inadequate, the product liability claims may harm our financial position.

      Our business exposes us to the risk of product liability claims inherent in manufacturing, testing and marketing therapies for treating people with cancer and infectious diseases. A product liability claim may damage our reputation by raising questions about a product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with product commercialization. Although we have product liability and clinical trial liability insurance that we believe is commercially reasonable, this coverage may be inadequate or may be unavailable in the future on acceptable terms, if at all. In addition, defending a suit, regardless of its merit, could be costly and could divert management attention.

State laws and our certificate of incorporation may inhibit potential acquisition bids that could be beneficial to our stockholders.

      Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, will make it more difficult for a third party to acquire us, even if doing so would be beneficial for our stockholders. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. For example, certain provisions of our certificate of incorporation or bylaws:

•	allow our board to issue preferred stock without any vote or further action by the stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting;

•	eliminate cumulative voting in the election of directors;

•	specify a supermajority requirement for stockholders to call a special meeting;

•	specify restrictive procedures for director nominations by stockholders; and

•	specify a supermajority requirement for stockholders to change the number of directors.

      We are subject to certain provisions of Delaware and Washington law, which could also delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for a period of three years unless specific conditions are met. Similarly, Chapter 23B.19 of the Washington Business Corporation Act prohibits corporations based in Washington from engaging in certain business combinations with an “interested stockholder” for a period of five years unless specific conditions are met.

      In addition, certain provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing a change in control of us, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

      All of the shares of common stock covered by this prospectus are being sold by the selling stockholder identified in this prospectus, or by its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these shares of common stock. See “Selling Stockholder.”

DIVIDEND POLICY

      We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends.

SELLING STOCKHOLDER

      The selling stockholder identified below, or its pledgees, donees, assignees, transferees or other successors in interest, are selling all of the shares of our common stock being offered under this prospectus. On October 3, 2004, we issued 3,482,433 shares of our common stock to GSK in connection with the repayment of a loan agreement between our wholly-owned subsidiary, Coulter Pharmaceutical, Inc., and SmithKline Beecham Corporation, or SKB, a wholly-owned subsidiary of GSK. The loan agreement, as amended, permitted us to repay the borrowed amount either in cash or shares of our common stock, at our discretion. In connection with the issuance of the shares, we agreed to file the registration statement of which this prospectus is a part with the SEC covering the resale of the shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) October 3, 2005 and (ii) the date on which the selling stockholder has sold all shares covered by the registration statement. The selling stockholder has informed us that they acquired the common stock in the ordinary course of business and, at the time of the purchase of the securities, had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. We will not receive any proceeds from the sale of these shares.

      The following table provides information regarding the selling stockholder and the number of shares of common stock that the selling stockholder is offering under this prospectus. This information has been obtained from the selling stockholder. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. We believe that the selling stockholder has sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 55,879,747 shares of our common stock outstanding as of October 1, 2004. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholder.

      The selling stockholder may offer all, some portion or none of its shares of common stock. As a result, we are not able to accurately estimate the amount or percentage of shares of common stock that will be held by the selling stockholder at any given time. In addition, the selling stockholder identified below may have sold, transferred or disposed of all or a portion of its shares of common stock since the date on which it provided the information regarding its holdings in transactions exempt from the registration requirements of the Securities Act, resulting in a reduction of the number of shares of common stock beneficially owned by the selling stockholder.

Before the Offering
After the Offering
	Number of		Shares of
	Shares of	Percentage of	Common	Shares of	Percentage of
	Common Stock	Common	Stock	Common Stock	Common
	Beneficially	Stock	Registered for	Beneficially	Stock
Name of Selling Stockholder	Owned	Outstanding	Resale	Owned	Outstanding

SmithKline Beecham Corporation	1,519,676	2.7%	3,482,433	5,002,109	8.4%

      We have entered into a variety of collaboration, commercialization, supply and license agreements with GSK and certain affiliates of GSK as noted below, including the following:

•	A collaboration agreement for the development and commercialization of BEXXAR therapeutic regimen in the United States, under which we and GSK have agreed to co-market BEXXAR therapeutic regimen in the United States and share revenue, cost of goods sold, sales and marketing costs and other costs associated with BEXXAR therapeutic regimen related activities.

•	A license and supply agreement with GSK’s affiliate, GSK Canada, to commercialize BEXXAR therapeutic regimen in Canada.

•	Corporate partnerships that provide for vaccine development of breast and prostate cancer vaccines, vaccine discovery and development for tuberculosis, and vaccine discovery programs for two chronic infectious pathogens, Chlamydia trachomatis and Chlamydia pneumonia.

•	Several license and supply agreements with GSK, which grant GSK licenses to MPL and several other adjuvants for use in vaccines for infectious diseases, cancers and allergies that GSK is developing, and which provide for GSK purchasing minimum quantities of MPL through 2012.

      Pursuant to our collaborative agreement with GSK for BEXXAR therapeutic regimen, GSK loaned us a principal amount of $15 million, which we are electing to repay, plus accrued interest, in the shares our common stock that are covered by this prospectus.

      Under a different collaborative agreement with GSK, we have an outstanding loan from GSK in principal amount of $5 million. In connection with the MPL Supply Agreement with GSK that we announced on July 26, 2004, GSK agreed that we may elect to repay this loan in either cash or shares of our common stock. Should we elect to repay the loan using our common stock, the price of the stock will be calculated as the average per share closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal for the 30 day trading period immediately preceding but not including the effective date of the MPL Supply Agreement. Under the MPL Supply Agreement with GSK, we and GSK will agree on a date by which Corixa will make certain modifications to our MPL manufacturing facility. If we have not completed the modifications by 120 days after the agreed date, the loan must be repaid in cash not more than 15 days later.

      Amounts receivable from GSK at December 31, 2003, 2002 and 2001 were $4.1 million, $6.2 million and $2.9 million, respectively. For the years ended December 31, 2003, 2002 and 2001, approximately 49%, 47% and 49% of our revenue, respectively, resulted from collaborative agreements with GSK.

PLAN OF DISTRIBUTION

      The shares of common stock covered by this prospectus are being registered to permit public secondary trading of these securities by the holder thereof from time to time after the date of this prospectus. All of the shares of common stock covered by this prospectus are being sold by the selling stockholder or its pledgees, donees, assignees, transferees or other successors-in-interest. We will not receive any of the proceeds from the sale of these shares.

      The selling stockholder and its pledgees, assignees, donees, or other successors-in-interest who acquire its shares after the date of this prospectus may sell the shares of common stock directly to purchasers or through broker-dealers or agents.

      The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through The Nasdaq National Market or on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

      In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver the shares to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell the shares.

      The aggregate proceeds to the selling stockholder from the sale of the shares of common stock offered hereby will be the purchase price of the shares of common stock less discounts and commissions, if any, paid to broker-dealers. The selling stockholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents.

      In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling stockholder may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. The selling stockholder and any broker-dealers or agents that participate in the sale of the shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling stockholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

      We are not aware of any plans, arrangements or understandings between the selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares of common stock by the selling stockholder. The selling stockholder may decide not to sell any or all of the shares offered by it pursuant to this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Pursuant to a registration rights agreement dated as of August 26, 2003 between us and the selling stockholder, we granted the selling stockholder certain registration rights pertaining to shares of our common stock. The agreement provides for cross-indemnification of the selling stockholder and us, and its and our respective directors, officers and controlling persons, against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than underwriting discounts and commissions, stock transfer taxes and certain legal fees) payable in connection with the registration of the common stock covered by this prospectus.

      If required, we will distribute a supplement to this prospectus describing any material changes in the terms of this offering. We have the right to suspend the use of this prospectus for up to 60 days in any twelve month period if we notify the selling stockholder that our board of directors has determined that the sale of our common stock at such time would be detrimental to us and our stockholders or if material non-public information exists that must be disclosed so that this prospectus, as in effect, does not include an untrue statement of a material fact or omit to state a material fact required to make the statements in this prospectus not misleading.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP of Seattle, Washington.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file with and furnish to the Securities and Exchange Commission, or SEC, periodic reports, current reports, proxy and information statements and other information, pursuant to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Our SEC filings are available to the public on the SEC’s Website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Any materials that we file with the SEC are also available for the public to read and copy at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on The Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. We also make available, free of charge, on our Web site at http://www.corixa.com (under Investors — SEC Filings), our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information contained on, or accessible through, our Website is not a part of this prospectus.

      We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2003.

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004.

•	The description of our common stock contained in our Registration Statement on Form 8-A/ A, filed with the SEC on March 6, 2003, and any amendment or report filed for the purpose of updating such description.

•	Our current reports on Form 8-K filed on January 8, 2004, January 23, 2004, April 1, 2004, June 3, 2004 and September 24, 2004.

      We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

      We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.

      You may request a copy of these documents, at no cost, by writing or calling us at the following address:

Corixa Corporation

Attention: Investor Relations
1900 9th Avenue, Suite 1100
Seattle, WA 98101
(206) 366-3700

The date of this prospectus is                     , 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Distribution

      The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus. All amounts are estimates except the SEC registration fee and the Nasdaq additional listing fee.

SEC registration fee	$1,788
Nasdaq additional listing fee	$35,000
Printing and engraving expenses	$5,000
Legal fees and expenses	$5,000
Accounting fees and expenses	$7,500
Miscellaneous fees and expenses	$1,702

Total	$46,000

Item 15.	Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s Fifth Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the registrant, as amended, provide that: (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the registrant may, in its discretion, indemnify officers, employees and agents in those circumstances where indemnification is not required by law; (iii) the registrant is required to advance expenses, as incurred, to its directors in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, executive officers and employees.

      The registrant’s policy is to enter into an indemnification agreement with each of its directors and executive officers that provides the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, such indemnity agreements provide that directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the board of directors or brought to enforce a right to indemnification under the indemnity agreement, the registrant’s Bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (iii) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws; (v) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provision in the Bylaws and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of the registrant’s directors for liabilities arising under the Securities Act.

Item 16.	Exhibits

Exhibit
Number	Description

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock
10.1	Registration Rights Agreement dated as of August 26, 2003, by and between the registrant and SmithKline Beecham Corporation
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

Item 17.	Undertakings

      A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment of the registration statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Seattle, State of Washington, on the 4th day of October 2004.

CORIXA CORPORATION

By	/s/ STEVEN GILLIS, PH.D.

Steven Gillis, Ph.D.
Chairman and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose individual signature appears below hereby authorizes and appoints Steven Gillis, Ph.D. and Michelle Burris, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, and ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on the 4th day of October 2004.

Signature	Title

/s/ STEVEN GILLIS, PH.D. Steven Gillis, Ph.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ MICHELLE BURRIS Michelle Burris	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ RONALD HUNT Ronald Hunt	Director

/s/ ROBERT MOMSEN Robert Momsen	Director

/s/ ARNOLD ORONSKY, PH.D. Arnold Oronsky, Ph.D.	Director

Signature	Title

/s/ SAMUEL SAKS, M.D. Samuel Saks, M.D.	Director

/s/ GREGORY SESSLER Gregory Sessler	Director

/s/ JAMES YOUNG, PH.D. James Young, Ph.D.	Director

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock
10.1	Registration Rights Agreement dated as of August 26, 2003, by and between the registrant and SmithKline Beecham Corporation
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)